SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2012
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

São Paulo, May 3, 2012 – GOL Linhas Aéreas Inteligentes S.A.,“GLAI”, (BM&FBovespa: GOLL4 and NYSE: GOL), (S&P: B+; Fitch: B+, Moody`s: B3), the largest low-cost and low-fare airline in Latin America, announces today its results for the first quarter of 2012 (1Q12). All the information herein is presented in accordance with International Financial Reporting Standards (IFRS) and in Brazilian Reais (R$), and all comparisons are with the first quarter of 2011 (1Q11).All information related to the 1Q11 considers the financial statements filed on March 27, 2012, as Notice to the Market announced on the same date. The quarter's results are consolidated and incorporate 100% of Webjet’s results.

1Q12 HIGHLIGHTS

     Consolidated CASK ex–fuel came to 8.63 cents (R$), reflecting the Company’s efforts to reduce operating costs in 2011 and at the beginning of 2012, besides the initial steps of coordination between both operations, GOL and Webjet, in order to achieve a CASK ex-fuel compatible with its business model apart from external variables that affects the operation.

     In March 2012, the Company announced an initial reduction of approximately 100 GOL and Webjet flights. Given the need to adjust to the new operating capacity and macroeconomic environment, the Company is adopting a series of measures to contain operating costs, including a review of its fixed costs, in line with its strategic goals and constant pursuit of increased efficiency, competitiveness and profitability.

     Consolidated net revenue totaled R$2,166.1mn in 1Q12, 14.3% up on the R$1,895.7mn recorded in the same period last year.

     Consolidated ancillary revenue increased by 26.0%, from R$191.9mn, in 1Q11, to R$241.8mn, representing 11.2% of total consolidated net revenue (versus 10.1% in 1Q11).

     GOL reported a consolidated operating income (EBIT) of R$7.3mn in 1Q12, with a positive operating margin of 0.3%.  Webjet, a 100% wholly-owned Company subsidiary, posted a double digit operating margin (EBIT) in 1Q12, chiefly due to the synergies between the two operations.

     GOL retained a strong consolidated cash position closing the quarter at around R$2.2bn, equivalent to around 27.6% of LTM net revenue.

     GOL posted a 1Q12 consolidated net loss of R$41.4mn, with a negative net margin of 1.9%, versus net income of R$69.4mn and a net margin of 3.7% in 1Q11.

Message from Management

Confidence and determination are the Company’s watchwords at the moment – confidence that GOL is on the right path and determination to do whatever it takes to recover positive margins.

GOL is announcing its results for the first quarter of 2012, with the adoption of measures to bring its capacity and cost structure in line with the new Brazil and global macroeconomic situation.

At the beginning of March, GOL and Webjet announced a reduction of around 100 flights in order to keep domestic supply in 2012 flat in relation to the previous year, compatible with the new domestic demand scenario. Today, however, GOL announced that its new target for 2012 is to reduce domestic supply by up to 2% over 2011. The Company is determined to do everything possible to help discipline and rationalize a market that has been growing in an unsustainable manner, a situation that could well jeopardize the health of the industry in the midterm.

First-quarter CASK ex–fuel of 8.63 cents (R$) reflects the Company’s efforts to reduce operating costs in 2011 and at the beginning of 2012. Low costs have always constituted GOL’s main competitive advantage. The first figures of the year show that the measures has produced results. Additional cost optimization projects are being implemented and the Company is confident in the success of its strategy.

GOL and Webjet’s results, despite all the cost pressure from current oil prices and the unfavorable Real/Dollar exchange rate, underlines Company’s confidence in the low-cost model and opens new opportunities for synergies and improved practices in both airlines.

GOL closed 1Q12 with a cash position of R$2.2 billion and no refinancing pressure for the next three years, factors have contributed to the implementation of the Company’s strategy in an adverse economic scenario. GOL will continue to focus on maintaining high liquidity and an appropriate debt profile in the coming quarters..

GOL is constantly evaluating opportunities for augmenting its platform and increasing passenger services. This quarter, GOL NO AR (GOL ON AIR), the free on-board entertainment service was available on 40% of GOL’ unit flights, representing around 350 departures per day. The on-board sales service also continued to expand and is already available on around 250 daily flights.

In line with its pursuit of additional revenue sources, the Company received authorization from Anac (Brazil’s Civil Aviation Authority) to undertake conventional and electrostatic painting, weighing and recalculation services for other aircraft models belonging to other airlines in its Maintenance Center at Confins Airport in Belo Horizonte.

GOL’s strategy remains the same – prioritizing simplicity above everything else. Once again GOL’s team has demonstrated confidence, determination and commitment, always aligned with its values: safety, focus on the client, sustainability, innovation and profitability.

These are the attitudes that are making GOL increasingly the best company to fly with, work for and invest in.

Constantino de Oliveira Junior

Founder and CEO of GOL Linhas Aéreas Inteligentes S.A.

AVIATION MARKET – INDUSTRY

Domestic aviation industry supply and demand increased by 11.3% and 7.1%, respectively, over 1Q11, with an average load factor of69.4%, versus 72.1% in 1Q11. The fact that supply growth lagged demand growth in a quarter with the highest passenger traffic volume of the year, confirms the change in the industry’s behavior, especially that of its leading players as they pursued route profitability in a scenario characterized by substantial pressure on operating costs.

TOTAL SYSTEM (in Billion)	1Q12	1Q11	% Var.	4Q11	% Var.
ASK – Industry	39.3	36.3	8.2%	38.8	1.2%
RPK - Industry	28.2	26.5	6.1%	27.3	3.1%
Load Factor - Industry	71.7%	73.1%	-1.4pp	70.4%	+1.4pp
DOMESTIC MARKET	1Q12	1Q11	% Var.	4Q11	%Var.
ASK – Industry	31.1	27.9	11.3%	30.5	1.9%
RPK - Industry	21.5	20.1	7.1%	20.8	3.4%
Load Factor - Industry	69.4%	72.1%	-2.7pp	68.4%	+1.0pp
INTERNACIONAL MARKET	1Q12	1Q11	% Var.	4Q11	%Var.
ASK – Industry	8.2	8.4	-2.2%	8.3	-1.7%
RPK - Industry	6.6	6.4	3.0%	6.5	2.1%
Load Factor - Industry	80.6%	76.5%	+4.1pp	77.5%	+3.0pp

Data from the Brazilian Civil Aviation Agency (Anac). The 1Q11 operating figures were recalculated in accordance with the current DCA Manual.

AVIATION MARKET – GOL

The information below refers to GOL’s route network (excluding Webjet):

TOTAL SYSTEM (in Billion)	1Q12	1Q11	% Var.	4Q11	% Var.
ASK - GOL	12.2	12.2	0.3%	12.6	-3.5%
RPK - GOL	8.1	8.6	-5.9%	8.1	-0.1%
Load Factor - GOL	66.6%	71.0%	-4.4pp	64.3%	+2.2 pp
DOMESTIC MARKET	1Q12	1Q11	% Var.	4Q11	% Var.
ASK - GOL	11.1	10.7	3.6%	11.6	-3.8%
RPK - GOL	7.4	7.8	-4.7%	7.5	-1.2%
Load Factor - GOL	66.5%	72.2%	-5.8pp	64.7%	+1.8 pp
INTERNACIONAL MARKET	1Q12	1Q11	% Var.	4Q11	% Var.
ASK - GOL	1.1	1.4	-24.4%	1.1	0.6%
RPK - GOL	0.7	0.9	-16.7%	0.6	12.8%
Load Factor - GOL	67.7%	61.4%	+6.3pp	60.4%	+7.3 pp

Data from the Brazilian Civil Aviation Agency (Anac). The 1Q11 operating figures were recalculated in accordance with the current DCA Manual.

SUPPLY (ASK)

GOL's domestic route networkrecorded a 3.6% upturn in supply over 1Q11, chiefly due to the increase in the number of aircraft (120 aircraft in 1Q12, versus 115 in 1Q11). Supply was also partially impacted by the 3.6% reduction in productivity from 13.3 block hours/day in 1Q11 to 12.9 block hours/day in 1Q12, and the 4.4% reduction in the average stage length from 930 km to 889 km in the same period. In March 2012, the Company announced an initial cutback of around 70 flights on both GOL’s and Webjet’s routes. However, this figure is now close to 100 flights. The discontinuation criteria were: (i) flights with low profitability; (ii) flights with longer stretches and; (iii) night flights (early hours of the morning).  The Company’s target is to cut domestic supply by 2% in 2012.

In the same period,international supply fell by 24.4% due to: (i) the discontinuation of international charter flights due to the return of three B767 aircraft; and (ii) the discontinuation of flights to Bogotá, in Colombia.

DEMAND (RPK) and LOAD FACTOR

GOL’s domestic demand fell by 4.7% over 1Q11,chiefly due to the slowing of Brazil’s economy, together with the 2.5% upturn in consolidated yields. Demand on GOL’s international route network declined by 16.7% year-on-year, primarily due to the discontinuation of flights to Bogotá, Colombia, and the winding up of international charter flights with the B767 aircraft.

As a result of the above, GOL’s load factor averaged 66.6% in 1Q12, 4.4 p.p. down on the 71.0% reported in 1Q11

CONSOLIDATED OPERATING INDICATORS (GOL and Webjet)

Consolidated Operating Indicators	1Q12	1Q11	% Var.	4Q11	% Var.
ASK (in Bn)	14.0	12.2	15.1%	14.3	-2.0%
GOL	12.2	12.2	0.3%	12.6	-3.5%
Webjet	1.8	-	na	1.6	9.4%
RPK (in Bn)	9.5	8.6	10.2%	9.3	1.9%
GOL	8.1	8.6	-5.9%	8.1	-0.1%
Webjet	1.4	-	na	1.2	15.3%
Load Factor	67.9%	71.0%	-3.0%	65.4%	2.6%
GOL	66.6%	71.0%	-4.4%	64.3%	2.2%
Webjet	77.2%	-	na	73.2%	4.0%
Revenue Passengers (’000)	9,904	8,595	15.2%	10,005	-1.0%
GOL	8,467	8,595	-1.5%	8,656	-2.2%
Webjet	1,437	-	na	1,348	6.5%
Productivity (Block Hour/Day)	12.6	13.3	-5.6%	13.0	-3.2%
GOL	12.9	13.3	-3.6%	13.3	-3.4%
Webjet	11.2	-	na	11.4	-1.9%
Departures (000)	94,090	75,614	24.4%	96,328	-2.3%
GOL	80,111	75,614	5.9%	82,065	-2.4%
Webjet	13,979	-	na	14,263	-2.0%
Stage Lenght (km)	881	930	-5.3%	889	-0.9%
GOL	889	930	-4.4%	906	-1.8%
Webjet	837	-	na	795	5.3%
Average Operating Aircraft	138	111	23.9%	138	-0.2%
GOL	115	111	3.6%	116	-0.9%
Webjet	23	-	na	22	3.2%
Fuel Consumption (mm)	446	382	16.7%	462	-3.6%
GOL	379	382	-0.6%	397	-4.4%
Webjet	66	-	na	65	1.1%
Employee	20,548	18,706	9.8%	20,525	0.1%
GOL	18,805	18,706	0.5%	18,781	0.1%
Webjet	1,743	-	na	1,744	-0.1%

The 1Q11 operating figures were recalculated in accordance with the current DCA Manual..

CONSOLIDATED INCOME STATEMENT

Net Revenue

Consolidated net revenue came to R$2,166.1mn in 1Q12, 14.3% up on the R$1,895.7mn reported in 1Q11, mainly due to the incorporation of Webjet’s 1Q12 revenue of R$319.1mn. Total consolidated net revenue per ASK (RASK) edged down by 0.7% year-on-year.

Net Revenue (R$ MM)	1Q12	1Q11	% Var.	4Q11	% Var.
Net Revenue	2,166.1	1,895.7	14.3%	2,233.5	-3.0%
Passenger	1,924,3	1.703.8	12.9%	1,998.0	-3.7%
Ancillary	241.8	191.9	26.0%	235.5	2.7%
Net Revenue - RASK (R$ MM)	1Q12	1Q11	% Var.	4Q11	% Var.
Net Revenue - RASK	15.48	15.59	-0.7%	15.65	-1.1%
Passenger - PRASK	13.75	14.02	-1.9%	14.00	-1.7%
Ancillary per ASK	1.73	1.58	9.5%	1.65	4.8%

     The 12.9% positive variation in consolidated net passenger revenue was chiefly due to the 10.2% upturn in consolidated demand, as a result of the incorporation of Webjet’s route network performance into GOL’s consolidated result, partially offset by the 1.9% period decline in PRASK. In order to improve PRASK, the Company announced a new domestic supply target of 2% less than the 2011 figure.

     Consolidated ancillary revenuecame to R$241.8mn, 26.0% up on the R$191.9mn recorded in 1Q11, chiefly due to: (i)  the incorporation of Webjet’s ancillary revenue; (ii) the 10% increase in revenue from GOL’s cargo operations; (iii) the 20% upturn in GOL’s revenue from flight rebooking charges, passenger services and ticket refunds; and (iv) 11.0% increase in revenues from Smiles program. Consolidated ancillary revenue per ASK increased by 9.5% year-on-year.

Operating Costs and Expenses

Total consolidated operating costs and expenses stood at R$2,158.8mn, 22.6% more than in 1Q11. Total CASK came to 15.43 cents (R$), 6.6% up year-on-year, while CASK excluding fuel expenses (CASK ex-fuel) fell by 3.9% to 8.63 cents (R$). In 1Q12, Webjet’s costs and expenses of R$275.1mn were incorporated into GOL’s result and there were no non-recurring items in the consolidated result.

Operating Expenses per ASK*	1Q12	1Q11	% Var.	4Q11	% Var.
Aircraft fuel	(6.80)	(5.50)	23.6%	(6.41)	6.1%
Salaries, wages and benefits	(2.91)	(2.96)	-1.5%	(3.14)	-7.1%
Aircraft rent	(1.01)	(1.05)	-4.0%	(1.09)	-7.1%
Sales and Marketing	(0.66)	(0.76)	-12.1%	(0.85)	-22.0%
Landing Fees	(1.02)	(0.70)	45.1%	(0.79)	27.9%
Aircraft and Traffic Servicing	(0.88)	(0.89)	-1.4%	(0.99)	-10.7%
Maintenance, Materials and Repairs	(0.44)	(0.65)	-32.9%	(0.95)	-53.8%
Depreciation and Goodwill Amortization	(0.85)	(0.74)	14.7%	(0.87)	-2.4%
Other Operating Expenses	(0.86)	(1.22)	-30.0%	(0.79)	7.7%
Total CASK	(15.43)	(14.48)	6.6%	(15.89)	-2.9%
CASK Ex-Fuel	(8.63)	(8.98)	-3.9%	(9.47)	-8.9%

Operating Expenses (R$ MM)	1Q12	1Q11	% Var.	4Q11	% Var.
Aircraft Fuel	(951.6)	(669.1)	42.2%	(915.4)	4.0%
Salaries, Wages and Benefits	(407.3)	(359.4)	13.3%	(447.6)	-9.0%
Aircraft Rent	(141.7)	(128.2)	10.5%	(155.7)	-9.0%
Sales and Marketing	(92.9)	(91.9)	1.1%	(121.6)	-23.6%
Landing Fees	(142.2)	(85.1)	67.0%	(113.4)	25.3%
Aircraft and Traffic Servicing	(123.3)	(108.6)	13.5%	(140.9)	-12.5%
Maintenance, Materials and Repairs	(61.2)	(79.3)	-22.8%	(135.3)	-54.7%
Depreciation and Amortization	(119.0)	(90.2)	32.0%	(124.3)	-4.3%
Other Operating Expenses	(119.7)	(90.8)	31.8%	(113.4)	5.5%
Total Operating Expenses	(2,158.8)	(1,760.5)	22.6%	(2,267.4)	-4.8%
Operating Expenses Ex-Fuel	(1,207.2)	(1,091.4)	10.6%	(1,352.1)	-10.7%

     Aircraft fuel costs per ASKtotaled 6.80 cents (R$) in 1Q12, 23.6% up on 1Q11, chiefly due to the 21.8% increase in the price of jet fuel, as well as the 16.7% consolidated upturn in fuel consumption. Fuel expenses accounted for around 44% of GOL’s total fourth-quarter consolidated expenses (Webjet’s fuel expenses accounted for around 51.0% of total operating costs).

     Salaries, wages and benefits per ASK came to 2.91 cents (R$) in 1Q12, 1.5% down on 1Q11. In nominal terms, however, there was a 13.3% upturn, primarily due to: (i) the impact of the 6.5% pay rise awarded for 2012 on payroll expenses; (ii) the 18% increase in the number of consolidated hours flown; and (iii) the 9.8% increase in the Company’s consolidated workforce due to the incorporation of Webjet into the Company’s results.

     Aircraft leasing costs per ASK stood at 1.01 cents (R$) in 1Q12, 4.0% down year-on-year. In nominal terms, however, they moved up by 10.5%, due to the incorporation of 18 Webjet aircraft under operational leasing contracts into GOL’s result and the 6.2% average depreciation of the Real against the Dollar, partially offset by the period return of three B767 aircraft. At the end of the quarter, the Company had 100 aircraft under operational leasing contracts, versus 86 in 1Q11.

     Sales and marketing expenses per ASK amounted to R$0.66 cents (R$), 12.1% less than in 1Q11. In nominal terms, they remained virtually flat.

     Landing fees per ASK stood at R$1.02 cents (R$), 45.1% more than in 1Q11, due to: (i) the negative impact of the new landing and navigation fee calculation methodology introduced by Infraero in 2011; (ii) the 24.4% upturn in the number of departures as a result of Webjet’s operations; and (iii) the 6.2% average depreciation of the Real against the Dollar, which had an adverse impact on the Company’s international operations.

     Aircraft and traffic servicing expenses per ASK fell by1.4% over 1Q11 to 0.88 cents (R$), but climbed by 13.5%  in nominal terms, due to: (i) the 24.4% upturn in the number of arrivals and departures, mainly as a result of Webjet’s operations – operational volume impacts expenses from handling, collection and forwarding, among others; and (ii) the 6.2% average depreciation of the Real against the Dollar, which had an adverse impact on the Company’s international operations.

        Maintenance, materials and repairs per ASK came to 0.44 cents (R$), 32.9% down on 1Q11, primarily due to the reduced number of engine removals and the decline in GOL’s average unit engine maintenance cost as a result of the benefits from the maintenance agreement entered into with Delta Tech Ops in 2011 (see the Notice to the Market of February 3, 2011), partially offset by the incorporation of Webjet’s maintenance expenses and the 6.2% average depreciation of the Real against the U.S. dollar, given that most maintenance expenses are dollar-pegged.

     Depreciation and amortization per ASKincreased by 14.7% over 1Q11 to 0.85 cents (R$), due to the higher number of aircraft under financial leasing (45 in 1Q12, versus 39 in 1Q11), the addition of six Boeing 737-300s from Webjet owned by the Company, and the upturn in the depreciation of estimated aircraft reconfiguration costs which will be incurred when the aircraft are returned and costs from improvements related to major engine maintenance established in the contracts.

     Other operating expenses per ASK fell by 30.0% year-on-year, reaching 0.86 cents (R$) (versus 1.22 cents in 1Q11), due to non cash expenses of R$57.8mm not considered in the 1Q11 earning release. As announced, the non cash expenses were related to the balance difference in the moment of the new mileage control systems implantation. Not taking this expense into consideration, other operating expenses per ASK increased by 14.5% due to: (i) the incorporation of Webjet’s expenses; (ii) the 24.4% increase in the Company’s operational volume (5.9% on GOL’s route network), which impacted the variable expenses making up this line (crew travel, accommodation and daily expenses, direct passenger expenses and others); and (iii) the 6.2% average depreciation of the Real against the Dollar, which had an adverse impact on the Company’s international operations.

CASK ex-fuel, not considering the one-off expense in the 1Q11 as discussed above, increased by only 1.5% year-on-year. This result happened despite the pressure on the industry’s operating costs, chiefly due to the 6.2% depreciation of the Real against the Dollar and the 50% upturn in landing fees. In addition, there was virtually no dilution of fixed unit costs in 1Q12, given low year-on-year supply growth by the leading players (0.3% in GOL’s case – consolidated).Consequently, consolidated CASK ex-fuel of 8.63 (R$) was the result of the operating cost-cutting measures adopted by both companies as for the synergies achieved by the coordination of both GOL and Webjet operations.

OPERATING RESULT

The 1Q12 consolidated positive operating income (EBIT) was R$7.3mn, with an operating margin of 0.3%, versus the positive R$135.3mn (margin of 7.1%) recorded in 1Q11. This result was mainly due to the period increase in fuel expenses and the 6.2% average depreciation of the Real against the Dollar, which had a negative impact on the Company’s dollar-pegged costs.

EBITDAR (R$ million)	1Q12	1Q11	% Var.	4Q11	% Var.
Net Revenue	2,166.1	1,895.7	14.3%	2,233.5	-3.0%
Operating Costs and Expenses	(2,158.8)	(1,760.5)	22.6%	(2,267.4)	-4.8%
EBIT	7.3	135.3	-94.6%	(33.9)	nm
EBIT Margin	0.3%	7.1%	-6.8pp	-1.5%	nm
Depreciation and Amortization	(119.0)	(90.2)	32.0%	(124.3)	-4.3%
EBITDA	126.2	225.4	-44.0%	90.4	39.6%
EBITDA Margin	5.8%	11.9%	-6.1pp	4.0%	+1.8pp
Aircraft Rent	(142.2)	(128.2)	10.5%	(155.6)	-9.0%
EBITDAR	267.9	353.7	-24.2%	246.1	8.9%
EBITDAR Margin	12.4%	18.7%	-6.3pp	11.0%	+1.4pp

WEBJET

In 1Q12, Webjet recorded a positive double-digit operating margin, reflecting a well-adjusted operation in terms of cost, thanks to the improved practices adopted by both companies, compounded by their coordinated route network strategy. In 1Q12, Webjet’s fuel costs accounted for around 51.0% of its operating costs, underlining the Company’s focus on managing its ex-fuel costs. Webjet closed the quarter with a total fleet of 28 aircraft, comprising 24 Boeing 737-300s and 4 Boeing 737-800s, which were transferred to GOL’s fleet. The airline’s route network encompasses 18 airports in Brazil’s main state capitals.

The Company developed certain coordinated initiatives between the two airlines while respecting their separate operational structures as established in the APRO (Preservation of Transaction Reversibility Agreement). In 1Q12, these initiatives were primarily related to: (i) Fuel: reassessment of Webjet’s current fuel contract; (ii) Financial revenue/expenses: strengthening of Webjet’s cash position and renegotiation of its debt terms, guarantees and costs; (iii) Aviation costs: optimization of spare part inventories between the companies, the use of GOL’s hangar in Confins for carrying out maintenance on Webjet’s fleet, and joint efforts with the lessors of Webjet’s aircraft in order to secure the early return of the Boeing 737-300s without incurring additional devolution costs, among others; (iv) Accommodation and Interline revenue; keeping passenger seats available in both airlines in case of emergencies and boosting Webjet’s ticket sales through the use of GOL’s website; and (v)  G&A expenses: restructuring of both companies’ processes, in the pursuit of synergies and optimization. The optimization of operating costs between the companies has already generated synergies of around R$24mn, R$20mn of which in 1Q12. GOL continues to await final approval by CADE, Brazil’s antitrust authority, and expects annual synergies of R$100mn, as reported to the market when the acquisition was announced.

HEDGE RESULT

In 1Q12, the Company recognized a net gain from hedge operations ofR$19.5mn (dealt with in more detail in the Financial Result section).

Hedge Results (R$MM)	WTI	Foreign Exchange	Interest Rate	Total
Subtotal - Operating Result	(6.0)	-	(1.0)	(7.0)
Subtotal - Financial Result	-	26.5	-	26.5
Total	(6.0)	26.5	(1.0)	19.5
OCI (gross value)	30.1	-	(50.7)	(20.6)

**OCI (Other Comprehensive Income) or Statement of Comprehensive Income is a transitional account where positive and negative fair value adjustments of future operations are booked. The purpose is to state income as close to the Company’s reality as possible. As the results from operations occur in their respective accrual periods, they are incorporated into the Company's income. GOL records the fair value of hedges due in future periods.

        Fuel: Fuel consumption hedge transactions, which are effected through derivative contracts related to crude oil and its by-products (WTI, Brent and heating oil), generated losses of R$7.5mn in the quarter. Of this total, losses of R$13.5mn from contracts maturing in 1Q12 and gains of R$6.0mn from contracts maturing in the future, but which were booked in advance under the financial result,  were considered ineffective for hedge accounting purposes.

        Foreign Exchange:Foreign exchange hedge transactions generated gains of R$26.5mn, booked under the financial result, comprising gains of R$30.7mn from cash flow hedges and losses of R$4.2mn from a dollar-pegged loan hedge.

        Interest: swap transactions contracted to hedge future aircraft deliveries against an increase in interest rates generated a net expense of R$1.0mn booked under the financial result and contracts that were considered effective for cash flow hedge accounting purposes were recognized under OCI at the end of the quarter.

The table below shows the nominal value of derivatives contracted as a hedge against future fuel expenses, the derivatives’ average contracted rate and the percentages of hedged fuel exposure on an accrual basis on March 31, 2012:

National Contract Value per period	2Q12	3Q12	4Q12	1Q13
FUEL
National Volume in Barrels ('000)	1,623.0	1.162.0	428.0	433.0
Price per Barrel (US$)*	124.8	113.2	99.9	112.7
Percentage of Protected Exposition	40%	28%	10%	10%
Mark-to-Market Value R$MM	369.2	239.6	77.9	88.9
FOREIGN EXCHANGE
National Volume in Barrels ('000)	136.8	130.7	98.0	-
Price per Barrel (US$)*	1.77	1.81	1.75	-
Percentage of Protected Exposition	22%	20%	15%	-
Mark-to-Market Value R$MM	242.2	237.0	171.4	-

*Weighted average of WTI, Brent and heating oil derivative strike prices – average call options only.

** On 03/31/2012, the Exchange rate was R$1.8221 / US$1.00.

All the financial instruments used for hedging purposes in this quarter consisted of WTI and Brent call options, WTI, Brent and heating oil zero cost collar contracts, Brent, FX and CDI swaps, and Libor interest rate swaps. GOL focuses on simplified derivative structures, aiming to reduce its operating risks and ensure as much compliance as possible with the targets established in its annual budget.

NET FINANCIAL RESULT

The 1Q12 consolidated net financial result was an expense of R$23.2mn, 9.0% higher than the net expense of R$25.8mn recorded in 1Q11.

Financial Result (R$ MM)	1Q12	1Q11	% Var.	4Q11	% Var.
Interest expenses	(114.6)	(89.5)	28.0%	(137.0)	-16.4%
Financial leasing	(24.5)	(21.6)	13.4%	(25.5)	-3.9%
Interest expenses	(90.1)	(67.9)	32.7%	(111.5)	-19.2%
Exchange variation	72.7	69.8	4.2%	(14.6)	nm
Financial revenue	32.8	34.2	-4.1%	38.2	-14.2%
Hedge Results	19.5	(30.6)	nm	56.6	-65.5%
Others	(33.6)	(9.6)	249.0%	(13.4)	150.5%
Net Financial Result	(23.2)	(25.8)	10.1%	(70.3)	-67.0%

1Q11: excludes non-cash bookings in the period earnings release.

        Interest expenses totaled R$114.6mn, 28.0% up on 1Q11, primarily due to:(i) higher interest expenses from the 5th debenture issue in June 2011;(ii) the higher number of aircraft under financial leasing (45 in 1Q12 and 39 in 1Q11); (iii)the incorporation of Webjet’s debt interest expenses; and (iv) the booking of interest from period funding operations. These expenses were partially offset by the approximate 3.0% appreciation in the end-of-period Real against the Dollar in comparison with December 31, 2011 and the lower share of dollar-denominated debt in GOL’s total debt (67% in 1Q12, versus 77% in 1Q11).

        The exchange and monetary variation generated revenue of R$72.7mn in 1Q12, 4.2% up on the R$69.8mn reported in 1Q11, due to the positive impact of the average 3.0% appreciation of the Real against the Dollar compared with 4Q11 on the Company’s dollar-denominated liabilities (approximately 67% of the total in 1Q12).

        Financial revenue totaled R$32.8mn in 1Q12, 4.1% down on the R$34.2mn recorded in 4Q11, mainly due to the period decline in the average CDI interbank rate, in turn reflecting the reduction in the benchmark interest rate (SELIC).

        Other financial expenses totaled R$33.6mn in 1Q12, versus R$9.6mn in 1Q11. This upturn was chiefly due to: (i) the consolidation of Webjet’s other financial expenses; (ii) higher expenses from banking commissions generated by the 5th debenture issue in June 2011; (iii) a one-off expense related to the payment of charges generated by the waiver obtained from holders of the Company’s 4th and 5th debenture issues related to non-compliance with the debenture covenants.

INCOME TAX

Income tax totaled R$25.5mn in 1Q12, 36.5% less than the R$40.1mn recorded in 1Q11, due to the temporary differences generated in the taxable income base, which generated a deferred income tax expense due to the reduced tax base between periods, a situation that led to a 57.6% fell in current income tax.

Income Taxes (R$)	1Q12	1Q11	% Var.	4Q11	% Var.
Current Income Tax	(9.9)	(23.4)	57.6%	(24.1)	-58.8%
Deferred Income Tax	(15.5)	(16.7)	-6.8%	182.5	nm
Net Financial Results	(25.5)	(40.1)	-36.5%	158.4	nm

NET INCOME (LOSS)

GOL posted a net loss of R$41.4mn in 1Q12, with a negative net margin of 1.9%, versus net income of R$69.4mn and a margin of 3.7% in 1Q11,chiefly due to the pressure on operating costs, especially fuel costs, the depreciation of the Real against the Dollar and expenses with landing fees at Brazil’s main airports, as well as expenses related to the financial result of R$23.2mn and the above-mentioned result on income tax of R$25.5mn.

CONSOLIDATED FINANCIAL INDICATORS

Operating Data	1Q12	1Q11	% Var.	4Q11	% Var.
Yield per Passenger Kilometer (R$ cents)	20.25	19.75	2.5%	21.42	-5.5%
Passenger Revenue per ASK (R$ cents)	13.75	14.02	-1.9%	14.00	-1.7%
Operating Revenue per ASK (RASK) (R$ cents)	15.48	15.59	-0.7%	15.65	-1.1%
Operating Cost per ASK (CASK) (R$ cents)	15.43	14.48	6.6%	15.89	-2.9%
Operating cost, excluding fuel, per ASK (R$ cents)	8.63	8.98	3.9%	9.47	-8.9%
Average Exchange Rate (1)	1.77	1.67	6.2%	1.80	-1.7%
End of period Exchange Rate (1)	1.82	1.63	11.9%	1.88	-2.9%
Inflation (IGP-M) (2)	0.6%	2.4%	-1.8pp	5.1%	-4.5pp
Inflation (IPCA) (3)	1.2%	2.4%	-1.2pp	5.6%	-4.4pp
WTI (avg. per barrel, US$) (4)	99.81	94.60	5.5%	94.06	6.1%
Gulf Coast Jet Fuel Cost (average per liter, US$) (4)	0.81	0.75	8.6%	0.76	7.5%

Sources: (1) Brazilian Central Bank (2) FGV (3) IBGE (4) Bloomberg;

BALANCE SHEET

LIQUIDITY

Cash and cash equivalents (including short-term investments) ended the quarter at R$2,156.7mn, 14.7% up on 1Q11, chiefly due to: (i) the 5th debenture issue in June 2011 totaling R$500mn; (ii) the capitalization of R$186 million from the strategic agreement with Delta Air Lines; (iii) the rescheduling of Webjet’s debt at the end of 2011 and the consequent freeing of the associated guarantees, which allowed for the more flexible management of Webjet’s cash flow; and (iv) working capital funding in the period. In comparison with 4Q11, there was a decline of 8.2%, chiefly due to the period increase in financial expenses  and higher disbursements on fixed assets (CAPEX).

Total Liquidity (R$ MM)	1Q12	1Q11	% Var.	4Q11	% Var.
In Reais	2,533.2	2,140.8	18.3%	2,702.6	-6.3%
Total Cash	2,156.7	1,880.3	14.7%	2,348.5	-8.2%
Short Term Receivables	376.5	260.5	44.5%	354.1	6.3%
Total Liquidity	2,533.2	2,140.8	18.3%	2,702.6	-6.3%

GOL continues to pursue its strategy of maintaining strong liquidity, with total cash representing 27.6% of LTM net revenue. At the close of 1Q12, the Company’s total cash comprised: (i) cash and cash equivalents of R$1,314.6mn; (ii) R$722.4mn in immediate liquidity financial assets; and (iii) R$119.7mn in short and long-term restricted cash. Total cash represented 4.6x obligations for the next 12 months (versus 5.9x in 1Q11 and 5.1x in 4Q11). The current liquidity ratio (cash and cash equivalents plus receivables divided by current liabilities) stood at 1.0x in 1Q12 (compared to 1.4x in 1Q11 and 1.3x in 4Q11). As anticipated in the 4Q11 earnings release disclosed in March 2012, the Company was granted a waiver by its debenture-holders (Banco do Brasil and Bradesco) for a period of three quarters, including 4Q11, with the amounts related to these issues being once again classified as long-term.

Short-term receivables mainly comprise flight sales via credit card and accounts receivable from travel agencies and cargo transportation. At the end of 1Q12, these receivables totaled R$376.5.mn, 44.5% more than the R$260.5mn reported in 1Q11, chiefly due to the incorporation of Webjet’s receivables balance of around R$106.0mn into GOL’s consolidated balance sheet and the period upturn in sales volume.

INDEBTEDNESS

On March 31, 2012, the Company’s total loans and financings came to R$4,873.6mn, 35.2% up on 1Q11, mainly due to: (i) the incorporation of Webjet’s debt totaling R$223.3 million; (ii) the 5th debenture issue in June 2011; (iii) the higher number of aircraft under financial leasing (45 in 1Q12 versus 39 in 1Q11); (iv) the 12,0% period depreciation of the Real against the Dollar; and (v) working capital funding in the period. In relation to 4Q11, total debt fell by 2.4%, chiefly due to the average 3.0% appreciation of the Real against the Dollar, partially offset by period funding operations.

Gross Debt (R$ MM)	1Q12	1Q11	% Var.	4Q11	% Var.
Short Term Debt (b)	469.4	312.6	50.2%	464.0	1.2%
Long Term Debt (a)	4,404.2	3,292.6	33.8%	4,527.4	-2.7%
Gross Debt (a)+(b)	4,873.6	3,605.2	35.2%	4,991.4	-2.4%
% of U.S. Dollar denominated debt	67.1%	77.2%	-10.2pp	70.4%	-3.3pp
Cash and Cash Equivalents (c)	2,156.7	1,880.3	14.7%	2,348.5	-8.2%
Net Debt (a)+(b)-(c)	2,716.9	1,724.9	57.5%	2,642.9	2.8%

Excluding the perpetual bonds, the Company’s total debt closed the quarter at R$4,547,4mn, 37.2% up on 1Q11 and 2.3% down on 4Q11, with an average term of 6.9 years and an average rate of 11.4% for local-currency debt and 7.0% for Dollar-denominated debt. GOL ended the quarter with a leverage ratio (adjusted gross debt /EBITDAR) of 14.9x, versus 4.9x in 1Q11 and 13.0x in 4Q11. This indicator considers the leverage methodology used by the market, adding operational leasing expenses in the last 12 months times seven (the average duration of a leasing contract) to the Company’s total debt.

The table below separates the Company’s total debt into financial debt and debt related to aircraft financing under financial leasing in GOL's balance sheet, as well as future financial obligations from operational leasing contracts that cannot be canceled and are booked under the operating result (off balance sheet).  GOL ended 1Q12 with a net debt/EBITDAR ratio (LTM) of 8.7x, versus 2.5x in 1Q11 and 7.5x in 4Q11. The difference between this leverage methodology and that used by the market (adjusted gross debt /EBITDAR) is due to the fact that the average maturity of GOL’s operational leasing contracts is less than seven years (less than four years in 1Q12).

Financing Debt (R$ MM)	1Q12	1Q11	% Var.	4Q11	% Var.
Aircraft Financing	1,956.7	1,609.7	21.6%	2,056.3	-4.8%
Financial Leasings	1,956.7	1,609.7	21.6%	2,056.3	-4.8%
Loans and Financings	2,916.9	1,995.5	46.2%	2,935.2	-0.6%
Loans and Financings (ex-perpetual notes)	2,496.9	1,672.3	49.3%	2,535.3	-1.5%
Perpetual Notes	326.2	291.5	11.9%	335.8	-2.9%
Accumulated Interest	93.8	31.7	195.9%	64.1	46.3%
Gross Debt (a)	4,873.6	3,605.2	35.2%	4,991.4	-2.4%
Operating Leases (off-balance) (b)	2,269.2	1,967.2	15.4%	2,269.5	0.0%
Total Loans and Financing (a)+(b)	7,142.8	5,572.4	28.2%	7,260.9	-1.6%
Total Cash	2,156.7	1,880.3	14.7%	2,348.5	-8.2%
Net Financing Debt	4,986.1	3,692.1	35.0%	4,912.4	1.5%
EBITDAR (LTM)	570.6	1,483.7	-63.0%	656.4	-13.1%
Net Financing Debt / EBITDAR	8.7x	2.5x	264.8%	7.5x	16.8%

Total financial obligations, comprising gross debt recorded in the balance sheet and projected operational leasing payments between 2012 and 2021, came to around R$7.1bn in the quarter, 28.2% up on 1Q11 due to the inclusion of future leasing payments arising from Webjet’s fleet and the 6.2% period depreciation of the Real against the Dollar, and 1.6% down on  4Q11.  Total financial obligations is the indicator that shows the real extent of the Company’s future obligations. The table below shows the amortization schedule of financial debt classified as long-term in the Company’s consolidated balance sheet, comprising long-term debt less aircraft financial leasing and interest.

Period	Debt in R$mn	% Total	% Real	%USD
2013	94.7	3.6%	100%	0%
2014	87.2	3.3%	100%	0%
2015	668.4	25.7%	100%	0%
2016	254.3	9.8%	100%	0%
>2016	1,171.1	45.0%	22%	78%
without Expiration	326.2	12.5%	0%	100%
Total	2,601.7	100.0%	52%	48%

The following table shows the main financial indicators used by the Company:

Financial Ratios	1Q12	1Q11	% Var.	4Q11	% Var.
% of Foreign Currency Debt (Balance Sheet)	67.1%	77.2%	-10.2pp	70.4%	-3.3pp
Cash and Equivalents as % of LTM Net Revenues	27.6%	26.3%	+1.3pp	31.1%	-3.5pp
Net Debt (R$ MM)	2,716.8	1,724.9	57.5%	2,643.0	2.8%
Gross Debt (R$ MM)	4,873.5	3,605.2	35.2%	4,991.4	-2.4%
Adjusted Gross Debt ** (R$ MM)	8,503.0	7,343.7	15.8%	8,526.9	-0.3%
Adjusted Net Debt ***(R$ MM)	6,346.3	5,463.4	16.2%	6,178.4	2.7%
Adjusted Gross Debt ** / EBITDAR (LTM)	14.9x	4.9x	201.1%	13.0x	14.7%
Adjusted Net Debt ***/ EBITDAR (LTM)	11.1x	3.7x	202.0%	9.4x	18.2%
EBITDA / Financial Expenses (LTM)	0.1x	2.7x	-95.7%	0.4x	-67.5%
Financial Commitments*/EBITDAR (LTM)	8.7x	2.5x	251.1%	7.5x	16.7%

,Financial commitments (gross debt + operational leasing contracts, in accordance with note 25 to the consolidated financial statements) less cash and cash equivalents and short-term investments; ,,Gross debt + LTM operational leasing expenses x 7; ,,,Adjusted gross debt less cash and cash equivalents and short-term financial investments. Certain variation calculations in this report may not match due to rounding..

GOL AND WEBJET’S FLEET

The Company closed the first quarter with a total fleet of 124 B737-700 and 800 NG aircraft with an average age of 7.0 years, plus 24 B737-300s, with an average age of 19.0 years. In 1Q12, the Company took delivery of one aircraft under an operational leasing contract. No aircraft were returned in the period.

The Company leases its fleet through a combination of financial and operational leases. Out of the total of 151 aircraft, 100 were under operational leases, 45 were under financial leases, and six are owned by the Company. GOL has purchase options on 39 of the 45 aircraft when their leasing contracts terminate.  In 2012, the increase in the two companies’ combined seat supply will not exceed 2.0%, the target being a 2% reduction.

The GOL unit closed the quarter with 120 operational aircraft (excluding the three Boeing 767-300s), 115 of which were actively flying in the period (versus an average of 111 in 1Q11). The Webjet unit ended the period with 28 operational aircraft, 23 of which actively flying, as shown in the table on page 5.

Fleet - End of Period	1Q12	1Q11 (3)	Var	4Q11	Var
Consolidated Fleet	151	125	26	150	1
737-300	24	3	21	24	-
737-700	43	42	1	43	-
737-800	81	74	7	80	1
767-300	3	6	(3)	3	-
GOL’s Fleet	123	125	(2)	124	(1)
737-300	-	3	(3)	-	-
737-700	43	42	1	43	-
737-800	77	74	3	78	(1)
767-300 (1)	3	6	(3)	3	-
Webjet’s Fleet	28	-	28	26	2
737-300	24	-	24	24	-
737-700	-	-	-	-	-
737-800 (2)	4	-	4	2	2

(1)     Two of the three Boeing 767s in the fleet are in the final stage of transfer to Delta Air Lines and the other is subleased. The expenses related to transferring the two Boeing 767-300s are being 100% reimbursed by Delta.

(2)      Two of GOL’s Boeing 737-800s were transferred to Webjet this quarter through a subleasing agreement. Including the two aircraft, Webjet has a total of 4 Boeing 737-800 aircraft under a a subleasing agreement.

(3)     At the close of 1Q11, the Company had 10 non-operational aircraft: three 737-300s in the final stage of devolution, two Boeing 737-700s and three B737-800s undergoing maintenance, and two Boeing 767-300s not operating.

On March 31, 2012, the Company had 90 firm orders, 10 purchase rights and an additional 40 purchase options with Boeing. The approximate amount of the firm orders, excluding contract discounts, is R$15.2 billion, to be paid in accordance with the following schedule:

In addition to the above-mentioned obligations, the Company will pay R$1.8bn as advances on aircraft acquisitions in the above periods.

Aircraft Payments Forecast (R$MM)	2012	2013	2014	2015	2016	>2016	Total
Pre Delivery Deposits	335.4	521.8	487.6	395.5	91.9	6.4	1,838.6
Aircraft Acquisition Commitments,	896.1	2,854.7	4,217.6	3,633.1	3,115.7	636.8	15,188.0
Total	1,065.5	3,376.5	4,705.2	4,028.6	3,207.6	643.2	17,026.6

FUTURE FLEET PLAN

The table below presents the consolidated fleet plan revised by the Company, including demand from GOL and Webjet. The plan also includes early returns of Webjet’s Boeing 737-300s and their replacement by Boeing 737-700/800 NGs, in accordance with the aircraft purchase order signed by GOL and Boeing.  The following table shows the Company’s current situation and expectations regarding negotiations with the lessors of Webjet’s Boeing 737-300s and is therefore subject to possible changes as these negotiations proceed.

Consolidated Fleet Plan – End of the Period	2011	2012	2013	2014
Boeing 737-700 NG	43	39	32	32
Boeing 737-800 NG	80	89	103	108
Boeing 737-300	24	9	-	-
Boeing 767 (1)	3	1	1	-
Total Fleet	150	138	136	140

(1)   Part of the total fleet, but not part of the operational fleet.

CAPEX

GOL invested close to R$189.7mn in the quarter, 48% of which in the acquisition of aircraft for delivery between 2012 and 2014 (pre-delivery deposits); 47% in the purchase of parts; and around 5% in bases, IT and the expansion of the maintenance center in Confins, Minas Gerais (construction of the Wheel and Break Workshop).

GUIDANCE 2012

The guidance will be revised on a quarterly basis to incorporate any developments in its operating and financial performance, as well as any changes in interest and FX rates, WTI and Brent oil prices, and GDP trends. The estimates below refer to GOL and Webjet’s consolidated figures.

2012 Guidance	Scenario		Real 2012
	Min.	Max.	JAN - MAR
Brazilian GDP Growth	3,0%	4,0%	N.D
Domestic Demand Growth (%RPKs)	7,0%	10,0%	7.2%
Domestic Load Factor	71%	75%	68%
Passengers Tranported (in million)	42	45	10
GOL Domestic Capacity (ASKs billion)	50,2	51,2	12.9
RPK, System (in billion)	39	41,5	9.5
Departures (000)	363	370,3	94.1
CASK ex-fuel (R$ cents)	9	9,6	8.6
Fuel Liters Consumed (billion)	1,7	1,73	0.4
Average Exchange Rate (R$.US$)	1,75	1,8	1.77
Operating Margin (EBIT)	4,00%	7,00%	0.3%

The Company's quarterly earnings results reflect significant and variable seasonality, which limits the comparison with projections released regarding the entire fiscal year. The Company compares the forecasts with actual results after publishing the financial statements for each full fiscal year. The annual results of such comparisons can be found in the Company’s Reference Form, Section 11.

CONSOLIDATED BALANCE SHEET

Balance Sheet (R$ `000) IFRS Unaudited	1T12	1T11	4T11
Assets	10,491,333	9,021,205	10,655,141
Current Assets	3,031,573	2,538,562	3,138,303
Cash and cash equivalents	1,314,624	1,797,616	1,230,287
Financial assets	722,445	21,900	1,009,068
Restricted cash	89,036	-	8,554
Trade and other receivables	376,485	260,528	354,134
Inventories of parts and suplies	144,265	166,029	151,023
Recoverable income taxes	178,673	115,247	212,998
Maintenance Deposits	37,335	-	35,082
Prepaid expenses	83,518	92,490	93,797
Derivatives transactions	43,272	-	4,213
Other current assets	41,920	84,752	39,147
Non-Current Assets	5,731,709	4,837,554	5,674,427
Property and equipment, net	3,948,411	3,581,871	3,890,470
Intangible Assets	1,783,298	1,255,683	1,783,957
Other Non-Current Assets	1,728,051	1,645,089	1,842,411
Prepaid expenses	42,571	51,858	44,964
Maintenance Deposits	588,422	692,701	595,517
Recoverable and deferred income taxes	1,057,663	823,260	1,086,990
Financial assets	-	27,598	-
Restricted cash	30,642	33,184	100,541
Other non-current assets	8,753	16,488	14,399

Balance Sheet (R$ `000) IFRS Unaudited	1T12	1T11	4T11
Liabilities and Shareholders` Equity	10,491,333	9,021,205	10,655,141
Current Liabilities	2,424,179	1,546,138	3,595,665
Short-term borrowings	469,351	312,628	1,552,440
Accounts payable	378,035	198,914	414,563
Salaries, wages and benefits	244,710	224,652	250,030
Current income taxes payables	79,970	46,285	76,736
Sales tax and landing fees	211,036	136,509	190,029
Advance ticket sales	721,583	404,431	744,743
Provisions	70,904	23,182	75,568
Smiles deferred revenue	79,695	52,012	71,935
Advance from costumers	15,063	16,212	30,252
Dividend	584	51,450	584
Derivatives transactions	76,877	-	115,432
Other current assets	76,371	79,863	73,353
Non-Current Liabilities	5,839,632	4,490,132	4,853,565
Long-term debt	4,404,192	3,292,586	3,439,008
Smiles deferred revenue	228,550	151,703	214,779
Advance from costumers	-	23,840	-
Deferred income taxes	780,145	672,692	763,706
Provision	229,039	186,329	231,182
Current income taxes payables	116,955	130,926	112,935
Other non-current liabilities	80,751	32,056	91,955
Shareholder's Equity	2,227,522	2,984,935	2,205,911
Issued share capital	2,316,500	2,316,462	2,316,500
Capital reserves	60,263	60,263	60,263
Treasury shares	(51,377)	(11,887)	(51,377)
Other Reserves	89,680	588,163	26,665
Retained earnings	(187,544)	31,934	(146,140)

CONSOLIDATED INCOME STATEMENT

Income Statatement (R$ `000) IFRS Unaudited	1T12	1T11	Chg.%	4T11	Chg.%
Net operating revenues	2,166,068	1,895,722	14.3%	2,233,547	-3.0%
Passenger	1,924,254	1,703,848	12.9%	1,998,024	-3.7%
Cargo and Other	241,814	191,874	26.0%	235,523	2.7%
Operating Costs and Expenses	(2,158,806)	(1,760,452)	22.6%	(2,267,448)	-4.8%
Salaries, wages and benefits	(407,327)	(359,438)	13.3%	(447,573)	-9.0%
Aircraft fuel	(951,566)	(669,050)	42.2%	(915,367)	4.0%
Aircraft rent	(141,682)	(128,244)	10.5%	(155,661)	-9.0%
Sales and marketing	(92,909)	(91,870)	1.1%	(121,554)	-23.6%
Landing fees	(142,182)	(85,132)	67.0%	(113,445)	25.3%
Aircraft and traffic servicing	(123,258)	(108,630)	13.5%	(140,890)	-12.5%
Maintenance materials and repairs	(61,246)	(79,331)	-22.8%	(135,256)	-54.7%
Depreciation	(118,982)	(90,157)	32.0%	(124,319)	-4.3%
Other	(119,654)	(148,600)	-19.5%	(113,383)	5.5%
Operating Result (EBIT)	7,262	135,270	-94.6%	(33,901)	-121.4%
EBIT Margin	0.3%	7.1%	-6.8pp	-1.5%	+1.9pp
Other Income (expense)	(23,211)	(25,806)	-10.1%	(70,261)	-67.0%
Interest expense	(114,605)	(89,522)	28.0%	(136,505)	-16.0%
Interest Revenue	32,797	34,189	-4.1%	40,601	-19.2%
Exchange variation gain (loss)	72,697	69,783	4.2%	(19,290)	-476.9%
Net hedge results	19,544	(30,616)	nm	56,578	-65.5%
Other expenses, net	(33,644)	(9,640)	249.0%	(11,645)	188.9%
Income (loss) before income taxes	(15,949)	109,464	nm	(104,162)	-84.7%
Income taxes (expense) benefit	(25,455)	(40,068)	-36.5%	137,239	-118.5%
Net income (loss)	(41,404)	69,396	nm	33,077	-225.2%
Net Margin	-1.9%	3.7%	nm	1.5%	-3.4pp
EBITDA	126,244	225,427	-44.0%	90,418	39.6%
EBITDA Margin	5.8%	11.9%	-6.1pp	4.0%	+1.8pp
EBITDAR	267,926	353,671	-24.2%	246,079	8.9%
EBITDAR Margin	12.4%	18.7%	-6.3pp	11.0%	+1.4pp

CASH FLOW STATEMENT

	Consolidated
CASH FLOW STATEMENT (in thousands of R$) Unaudited	(IFRS and BRGAAP)
	March 31, 2012	March 31,2011
Net income (loss)	(41,404)	69,396
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	118,982	90,157
Allowance for doubtful accounts	990	2,647
Provision for contingencies	5,353	1,634
Provision for onerous contracts	-	6,151
Provision for inventory obsolescence	198	(223)
Deferred taxes	15,533	16,668
Equity in subsidiaries	-	-
Share-based compensation	3,750	7,742
Exchange rate changes and inflation adjustments, net	(72,436)	(69,783)
Interest on loans	114,605	89,522
Unrealized hedge income (loss), net of taxes	(19.545)	30.616
Provision	19,688	15,580
Mileage program	21,532	(3,941)
Write-off of property, plant and equipment and intangible assets	20,540	17,040
Changes in operating assets and liabilities:
Trade accounts receivable	(38,684)	39,879
Short-term investments used to trade	286,623	-
Inventories	6,560	5,184
Deposits	(30,257)	22,675
Prepaid expenses and recoverable taxes	77.846	(27.255)
Other receivables	2,873	(43,691)
Trade accounts payable	(36,528)	(16,878)
Advanced ticket sales	(23,161)	(112,886)
Advances from customers	(15,189)	-
Payroll	(5,320)	18,659
Tax and landing fees	21,007	(5,080)
Taxes payable	17,176	50,823
Provisions	(28,089)	(53,307)
Other payables	(8,293)	15,713
Cash provided by operating activities	414,350	167,042
Interest paid	(46,627)	(35,650)
Income tax paid	(9,922)	(23,400)
Net cash provided by (used in) operating activities	357,801	107,992
Investing activities
Short-term investments	-	(26,892)
Restricted cash	(10,583)	1,316
Payment of property, plant and equipment	(169,441)	(120,915)
Intangible assets	(10,955)	(1,187)
Net cash used in investing activities	(190,979)	(147,678)
Financing activities
Short and long term debt collection	110,583	85,133
Short, long term debt and lease payments	(197,664)	(205,027)
Due from related parties	-	-
Capital increase	-	807
Advance for future capital increase	579	-
Net cash provided by financing activities	(86,502)	(119,087)
Exchange rate changes in cash and cash equivalents of foreign subsidiaries	4,017	531
Increase (decrease) in cash, net	84,337	(158,242)
Cash and cash equivalents at the beginning of period	1,230,287	1,955,858
Cash and cash equivalents at the end of period	1,314,624	1,797,616

ABOUT GOL LINHAS AÉREAS INTELIGENTES S.A.

▶ GOL Linhas Aéreas Inteligentes S.A. (Bovespa: GOLL4 e NYSE: GOL), the largest low-cost and low-fare airline in Latin America, offers around 890 daily flights to 63 destinations in Brazil and 13 in South America and the Caribbean under the GOL and VARIG brands, using a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft, the safest, most efficient and most economical of their type. It also offers its clients a further 12 Brazilian destinations through agreements with local regional airlines. In addition, the SMILES loyalty program, the biggest in Brazil, allows members to accumulate miles and redeem tickets to more than 560 locations around the world via flights with foreign partner airlines. The Company also operates Gollog, a logistics service which retrieves and delivers cargo and packages to and from more than 3,400 cities in Brazil and eight abroad. With its portfolio of innovative products and services, GOL Linhas Aéreas Inteligentes offers the best cost-benefit ratio in the market.

ABOUT WEBJET LINHAS AÉREAS S.A.

▶ Webjet Linhas Aéreas S.A., controlled by VRG Linhas Aéreas S.A., offers around 137 daily flights to 18 Brazilian destinations, using a fleet of Boeing 737-300 and 737-800 Next Generation aircraft. In July 2011, GOL announced the acquisition of Webjet. The two companies continue to operate separately and are awaiting the transaction’s approval by CADE, Brazil’s antitrust authority.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management Such forward-looking statements depend, substantially, on external factors, in addition to the risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

CONTACTS	▶Leonardo Pereira	▶Edmar Lopes	▶Gustavo Mendes	▶Ricardo Rocca

INVESTOR RELATIONS

ri@golnaweb.com.br

www.voegol.com.br/ri

+55 (11) 2128-4700

CONFERENCE CALLS

Friday, May 4, 2012

PORTUGUESE

12:30 p.m. (Brazil) -11:30 a.m. (US ET)

Phone: +55 (11) 2188-0155

Code: GOL

Replay: +55 (11) 2188-0155

Replay Code: GOL

Live Webcast:

www.voegol.com.br/ri

ENGLISH
   11:00 a.m. (Brazil)
   10:00 a.m. (US ET)
   Phone: +1 (412) 317-6776
   (other countries) or
   +1 (877) 317-6776 (USA)
   Code: GOL
   Replay: +1 (412) 317-0088
   (other countries) or
   +1 (877) 344-7529 (USA)
   Replay Code: 10012971
   Live Webcast:
   www.voegol.com.br/ir

CORPORATE COMMUNICATION
Phone: (11) 2128-4413
comcorp@golnaweb.com.br

MEDIA RELATIONS Edelman (USA and Europe): Meaghan Smith and Robby Corrado Phone: 1 (212) 704-8196 / 704-4484 meaghan.smith@edelman.com or robby.corrado@edelman.com

GLOSSARY OF INDUSTRY TERMS

▶AIRCRAFT LEASING: an agreement through which a company (the lessor), acquires a resource chosen by its client (the lessee) for subsequent rental to the latter for a determined period.

▶AIRCRAFT UTILIZATION: the average number of hours operated per day by the aircraft.

▶AVAILABLE SEAT KILOMETERS (ASK): the aircraft seating capacity multiplied by the number of kilometers flown.

▶AVERAGE STAGE LENGTH: the average number of kilometers flown per flight.

▶BLOCK HOURS: refers to the time an aircraft is in flight plus taxiing time.

▶BREAKEVEN LOAD FACTOR: the passenger load factor that will result in passenger revenues being equal to operating expenses.

▶CHARTER: a flight operated by an airline outside its normal or regular operations.

▶EBITDAR: earnings before interest, taxes, depreciation, amortization and rent. Airlines normally present EBITDAR, since aircraft leasing represents a significant operating expense for their business.

▶LESSOR: the party renting a property or other asset to another party, the lessee.

▶LOAD FACTOR: the percentage of aircraft seating capacity that is actually utilized (calculated by dividing RPK by ASK).

▶LONG-HAUL FLIGHTS: long-distance flights (in GOL’s case, flights of more than four hours’ duration).

▶OPERATING COST PER AVAILABLE SEAT KILOMETER (CASK): operating expenses divided by the total number of available seat kilometers.

▶OPERATING COST PER AVAILABLE SEAT KILOMETER EX-FUEL (CASK EX-FUEL):operating cost divided by the total number of available seat kilometers excluding fuel expenses.

▶OPERATING REVENUE PER AVAILABLE SEAT KILOMETER (RASK): total operating revenue divided by the total number of available seat kilometers.

▶PASSENGER REVENUE PER AVAILABLE SEAT KILOMETER (PRASK): total passenger revenue divided by the total number of available seat kilometers.

▶PDP FACILITY (PRE-DELIVERY PAYMENT FACILITY): credit for the prepayment of aircraft acquisitions.

▶REVENUE PASSENGERS: the total number of passengers on board who have paid more than 25% of the full flight fare.

▶REVENUE PASSENGER KILOMETERS (RPK): the sum of the products of the number of paying passengers on a given flight and the length of the flight.

▶SALE-LEASEBACK: a financial transaction whereby a resource is sold and then leased back for a long period, enabling use of the resource without owning it.

▶SLOT: the right of an aircraft to take off or land at a given airport for a determined period of time.

▶SUB-LEASE: an arrangement whereby a lessor in a rent agreement leases the item rented to a third party.

▶WET-LEASE: a leasing agreement whereby an airline (lessor) provides an aircraft, maintenance, insurance (ACMI) and a complete crew to another airline (lessor), which pays in accordance with the number of hours flown.

▶WTI Barrel: stands for West Texas Intermediate – the West Texas region is where U.S. oil exploration is concentrated. Serves as a reference for the U.S. petroleum byproduct markets.

▶YIELD PER PASSENGER KILOMETER: the average amount a passenger pays to fly one kilometer.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 25, 2012

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.